January 12, 2006

By Facsimile ((512) 338-5499) and U.S. Mail

Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati
8911 Capital of Texas Highway North
Austin, TX  78759

	Re:	Neon Systems, Inc.
		Schedule 14D-9 filed December 20, 2005
		Schedule 14D-9C filed December 21, 2005
		Schedule 14D-9 filed December 29, 2005
		Schedules 14D-9/A filed January 4 and 11, 2006
		File No. 005-57737

Dear Mr. Tobias:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9 filed December 20, 2005

Forward-Looking Statements
1. We note in the joint press release dated December 20 (and in several other documents relating to the tender offer in the above-mentioned schedule and subsequent filings) that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer. In addition, please delete references to those protections in the section captioned "Forward Looking Statements" on page 17 of the Schedule 14D-9.
2. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Schedule 14D-9

Past Contracts, Transactions - Arrangements with Executive
Officers,
page 2
3. Please provide a breakdown of the payment to be received by each director and executive officer in connection with their tender of shares and shares underlying in-the-money options.

The Solicitation or Recommendation - Solicitation/Recommendation, page 4
4. We note in clause (ii) of the first paragraph of this section that your board approved, among other documents, the Voting and Tender Agreements. Given that Neon Systems does not appear to be a party to this agreement, please explain why your board approved it.

The Solicitation or Recommendation - Background, page 4
5. Please disclose the terms of the oral unsolicited indication of interest received in August 2005. Also, describe the result of the indication of interest. Did it become an offer? Did it become the offer received from a third party in November 2005?
6. We note that your board instructed Jefferies Broadview to conduct a market check. Please expand your disclosure to describe what results were obtained by Jefferies Broadview.
7. With respect to the third party offeror who refused to increase its offer of $6.00 per shares, please disclose, to the extent you know, the reason for such refusal.
8. Generally revise your disclosure to describe specifically the types of issues discussed during the negotiations of the parties. We note, for example, that on December 2 your board of directors discussed "significant open issues" and that during the week of December 12, the parties discussed "certain" outstanding issues.

The Solicitation or Recommendation - Reasons for Recommendation,
page
7
9. Please expand your disclosure of the factors considered by your board of directors in reaching its conclusion to recommend the transaction to explain how each factor supported or undermined the final conclusion. For example, in the first bullet point, what was the result of the board`s review of your prospects as an independent company? What were the risks associated with such a plan? Did that review support or undermine the board`s recommendation? What was the board`s conclusion as a result of the actions described in the second bullet point? What is board`s basis for concluding that the terms of the offer and merger are fair to your security holders? What effect did the fact that the proceeds would be taxable to your security holders have on the board`s analysis?

The Solicitation or Recommendation - Opinion of Neon`s Financial
Advisor, page 9
10. Please provide us a copy of Jefferies Broadview`s report to your board of directors supplementally.
11. With respect to the Neon Stock Performance analyses, disclose the data obtained by Jefferies Broadview in its analysis. If this data was not included in the presentation to your board, disclose so and explain what benefit your board obtained from this analysis.
12. With respect to the Public Company Comparables Analysis and the
Transaction Comparables Analysis, we note that Jefferies Broadview adjusted certain ratios "when appropriate." Please explain circumstances when this adjustment would be necessary and the effect of the adjustment on the results obtained in each analysis.
13. With respect to the Present Value of Projected Per Share Analysis, we note that your disclosure is limited to a single result.
Please disclose the data underlying this analysis` result. Also, explain the effect on Jefferies Broadview`s conclusion of this analysis` result being higher than the consideration being offered to your security holders.
14. Please quantify the compensation paid to Jefferies Broadview by the company, the bidders and their respective affiliates during the past two years. Refer to Item 1011(b) of Regulation M-A.




Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Abby Adams, Special Counsel, at (202) 551-3262. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,


						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers & Acquisitions
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Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati
January 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE